Exhibit 99.1

Cellebrite Announces Fourth-Quarter 2023 Results

Record ARR of $315.7 million, up 27% year-over-year;

Record Q4 revenue of $93.0 million, up 26% year-over-year primarily due to

26% growth in subscription revenue;

Record Q4 adjusted EBITDA of $22.7 million, 24.4% adjusted EBITDA margin;

Full-Year 2023 performance surpasses ‘Rule of 45’ with 27% ARR growth and 19% adjusted EBITDA margin

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, February 15, 2024 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced financial results for the three and twelve months ending December 31, 2023.

“Cellebrite capped an outstanding 2023 performance with excellent fourth-quarter results marked by strong top-line growth, notable improvement in our profitability and solid cash flow from operations.” said Yossi Carmil, Cellebrite’s CEO. “We exceeded the ambitious targets we set for ourselves at the start of the year, surpassing ‘Rule of 45’ status with 27% ARR growth and an adjusted EBITDA margin of 19%. Throughout the year, our team accomplished important strategic objectives, including delivering impactful, high-value innovation, expanding key customer relationships around the world and adding key talent to our organization. Cellebrite moves into 2024 well positioned to execute on its strategic priorities with an expanded Case-to-Closure platform that enables us to address the end-to-end digital investigative needs of our public and private sector customers. Our financial targets for 2024 demonstrate the durability of our growth as we plan to deliver another year of strong ARR and revenue expansion with good potential for incremental improvement in our operating profitability.”

Fourth-Quarter Financial Highlights

●	Annual Recurring Revenue (ARR) of $315.7 million, up 27% year-over-year

●	Revenue of $93.0 million, up 26% year-over-year

●	Subscription revenue was $78.6 million, a 26% year-over-year increase

●	GAAP gross profit and gross margin of $78.1 million and 84.0%, respectively; Non-GAAP gross profit and gross profit margin of $78.6 million and 84.5%, respectively

●	GAAP net loss of $(14.6) million; Non-GAAP net income of $22.0 million

●	GAAP diluted net loss per share of $(0.08); Non-GAAP diluted earnings per share of $0.11

●	Adjusted EBITDA and Adjusted EBITDA margin of $22.7 million and 24.4%, respectively

Full-Year 2023 Financial Highlights

●	Revenue of $325.1 million, up 20% year-over-year

●	Subscription revenue was $280.4 million, a 30% year-over-year increase

●	GAAP gross profit and gross margin of $271.9 million and 83.6%, respectively; Non-GAAP gross profit and gross profit margin of $273.7 million and 84.2%, respectively

●	GAAP net loss of $81.1 million; Non-GAAP net income of $60.9 million

●	GAAP diluted loss per share of $0.43; Non-GAAP diluted earnings per share of $0.28

●	Adjusted EBITDA and adjusted EBITDA margin of $61.9 million and 19.1%, respectively

Fourth-Quarter and Recent Business & Operational Highlights

Innovation

●	On January 16, 2024, Cellebrite announced Case-to-Closure (C2C), an expanded end-to-end platform for examiners and investigators that is designed to solve cases faster and more defensibly in order to accelerate justice around the world. Cellebrite’s C2C platform is composed of three flagship solutions: (1) Cellebrite Inseyets, an enhanced, automated digital forensics software solution designed to transform access, extraction and decoding of digital data across the broadest range of mobile phones and other digital sources; (2) Pathfinder, an AI-powered analytics solution that enables investigators to expedite cases by surfacing leads and identifying connections buried within mountains of structured and unstructured data across multiple digital devices; and (3) Guardian, Cellebrite’s secure, scalable SaaS-based solution for evidence sharing, review and management.

Go-to-Market

•	On December 20, 2023, Cellebrite announced that one of the 10 largest U.S. police departments significantly expanded its use of Cellebrite solutions to include advanced digital forensics software and AI-powered Pathfinder investigative analytics.

•	In mid-November 2023, Cellebrite sponsored and participated in Milipol, the preeminent global law enforcement and homeland security event held in Paris.

Community

•	On January 12, 2024, Cellebrite announced “Operation Find Them All,” an initiative in collaboration with the National Center of Missing and Exploited Children, The Exodus Road and Raven to reduce crimes against children and online child exploitation. By providing in-kind use of its AI-powered Pathfinder analytics solution and cloud-based Smart Search investigative tool, Cellebrite will help these organizations accelerate investigations of online crimes against children and in doing so, help law enforcement find missing children, solve crimes involving exploited minors, remove harmful online images and bring perpetrators to justice.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“Cellebrite’s successful expansion of existing customer relationships through cross-selling and upselling underpinned strong ARR expansion and drove our top-line performance in 2023,” stated Dana Gerner, Cellebrite’s CFO. “The combination of strong revenue growth, meaningful gross margin improvement and disciplined management of our cost structure enabled us to deliver higher 2023 adjusted EBITDA in both absolute dollars and on a margin basis. We move into 2024 with attractive prospects to build further momentum and expand our business. Consistent with historical trends, we expect 52% to 55% of full-year revenue to be generated in the second half of 2024 as we build momentum for customer upgrades to our new Inseyets solution. Our 2024 outlook for profitability balances the opportunity for further improvement with thoughtful investment in our go-to-market activities and key technology and innovation initiatives, which are critical for long-term success.”

The Company’s current 2024 expectations are as follows:

	First-Quarter 2024 Expectations	Full Year 2024 Expectations
ARR	$325 million - $335 million	$380 million - $400 million
Annual Growth	24% - 28%	20% - 27%
Revenue	$83 million - $88 million	$370 million - $380 million
Annual Growth	17% - 24%	14% - 18%
Adjusted EBITDA	$12 million - $15 million	$70 million - $80 million
Adjusted EBITDA margin	15% - 17%	19% - 21%

Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s financial results for the fourth quarter of 2024 and discuss its 2024 outlook. Relevant details include:

Date:	Thursday, February 15, 2024
Time:	8:30 a.m. ET
Call-In Number:	203-518-9783
Conference ID:	CLBTQ423
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q4-2023-fy23-financial-results-investor-call-webcast
Webcast URL:	https://edge.media-server.com/mmc/p/6krt8bot/

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results. A transcript of the call will be added to this page along with access to the replay of the call later in the day.

2024 Investor Day

Cellebrite will host an Investor Day event on Wednesday, March 27 in New York City, starting at 8:30 a.m. The event will feature presentations from Cellebrite’s leadership team, multiple Q&A sessions and product demonstrations. The event is expected to conclude by 12:00 p.m., followed by an optional lunch, networking and product demonstrations. A formal invitation to register for in-person attendance will be provided to select analysts and institutional investors. Due to space limitations, the number of in-person participants is limited and advanced registration is required. A live webcast of the event will be accessible from the events section within the Cellebrite investor relations microsite at https://investors.cellebrite.com/events-presentations. Registration in advance of the live webcast is encouraged. Interested parties unable to attend in person or watch the live webcast will be able to view and listen to an archived copy of the webcast, which will be available following the conclusion of the event.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP gross profit, non-GAAP net income, non-GAAP operating income and adjusted EBITDA is helpful to investors. These measures, which the Company refers to as our non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period and offers investors and management greater visibility into the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to our underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

A reconciliation for Adjusted EBITDA referred to in our “Financial Outlook” is not provided because, as a forward-looking statement, such reconciliation is not available without unreasonable effort due to the high variability, complexity, and difficulty of estimating certain items such as charges to share-based compensation expense and currency fluctuations which could have an impact on our consolidated results. The Company believes the information provided is useful to investors because it can be considered in the context of the Company’s historical disclosures of this measure.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Term-based license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its customers to protect and save lives, accelerate justice and preserve privacy in communities around the world. We are a global leader in Digital Investigative solutions for the public and private sectors, empowering organizations in mastering the complexities of legally sanctioned digital investigations by streamlining intelligence processes. Trusted by thousands of leading agencies and companies worldwide, Cellebrite’s Digital Investigation platform and solutions transform how customers collect, review, analyze and manage data in legally sanctioned investigations. To learn more visit us at www.cellebrite.com, https://investors.cellebrite.com, or follow us on Twitter at @Cellebrite.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, the following: estimated financial information for fiscal year 2024 and certain statements related to the Company’s moving into 2024 well positioned to execute on its strategic priorities with an expanded Case-to-Closure platform that enables it to address the end-to-end digital investigative needs of public and private sector customers; its plans to deliver another year of strong ARR and revenue expansion, and the potential for incremental improvement in our operating profitability; the Company’s attractive prospects to build further momentum and expand our business around the world; the expectation that 52% to 55% of full-year revenue will be generated in the second half of 2024; and a 2024 outlook for profitability that balances the opportunity for further improvement with thoughtful investment in our go-to-market activities and key technology and innovation initiatives, which are critical for long-term success. Such forward-looking statements including those with respect to 2024 revenue, annual recurring revenue (ARR) and adjusted EBITDA, as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; its dependency on its customers renewing their subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with higher costs or unavailability of materials used to create its hardware product components; fluctuations in foreign currency exchange rates; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on April 27, 2023 and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Contacts:

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com
+1 973.206.7760

Media
Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404 804 5910

Cellebrite DI Ltd.

Fourth Quarter 2023 Results Summary

(U.S Dollars in thousands)

	For the three months ended		For the Year ended
	December 31,		December 31,
	2023	2022	2023	2022

Revenue	93,013	74,018	325,110	270,651
Gross profit	78,097	61,887	271,879	219,905
Gross margin	84.0%	83.6%	83.6%	81.3%
Operating income	14,999	9,674	33,237	1,044
Operating margin	16.1%	13.1%	10.2%	0.4%
Cash flow from operating activities	43,828	35,743	102,058	20,577

Non-GAAP Financial Data:
Operating income	20,982	14,428	55,282	19,538
Operating margin	22.6%	19.5%	17.0%	7.2%
Adjusted EBITDA	22,726	16,114	61,946	25,906
Adjusted EBITDA margin	24.4%	21.8%	19.1%	9.6%

Cellebrite DI Ltd.

Condensed Consolidated Balance Sheets

(U.S. Dollars in thousands)

	December 31,	December 31,
	2023	2022

Assets
Current assets
Cash and cash equivalents	$189,517	$87,645
Short-term deposits	74,713	51,335
Marketable securities	38,693	44,643
Trade receivables (net of allowance for credit losses of $1,583 and $1,904 as of December 31, 2023 and 2022, respectively)	77,269	78,761
Prepaid expenses and other current assets	26,400	17,085
Contract acquisition costs	5,550	6,286
Inventories	9,940	10,176
Total current assets	422,082	295,931

Non-current assets
Other non-current assets	7,341	1,731
Marketable securities	28,859	22,125
Deferred tax assets, net	7,024	12,511
Property and equipment, net	15,896	17,259
Operating lease right-of-use assets, net	14,260	15,653
Intangible assets, net	10,594	11,254
Goodwill	26,829	26,829
Total non-current assets	110,803	107,362

Total assets	$532,885	$403,293

Liabilities and shareholders’ equity

Current Liabilities
Trade payables	$8,282	$4,612
Other accounts payable and accrued expenses	44,845	45,453
Deferred revenues	195,725	152,709
Operating lease liabilities	4,972	5,003
Total current liabilities	253,824	207,777

Long-term liabilities
Other long term liabilities	5,515	5,394
Deferred revenues	47,098	42,173
Restricted Sponsor Shares liability	47,247	17,532
Price Adjustment Shares liability	81,715	26,184
Warrant liability	54,117	20,015
Operating lease liabilities	9,157	10,353
Total long-term liabilities	244,849	121,651

Total liabilities	$498,673	$329,428

Shareholders’ equity
Share capital	* )	* )
Additional paid-in capital	(84,896)	(125,624)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	1,050	331
Retained earnings	118,143	199,243
Total shareholders’ equity	34,212	73,865

Total liabilities and shareholders’ equity	$532,885	$403,293

*)	Less than 1 USD

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022

Revenue:
Subscription services	$57,722	$43,698	$209,751	$153,470
Term-license	20,924	18,625	70,663	62,487
Total subscription	78,646	62,323	280,414	215,957
Perpetual license and related	4,486	3,666	13,561	21,373
Professional services	9,881	8,029	31,135	33,321
Total revenue	93,013	74,018	325,110	270,651

Cost of revenue:
Subscription services	5,179	3,681	19,219	16,875
Term-license	—	50	6	425
Total subscription	5,179	3,731	19,225	17,300
Perpetual license and related	4,344	3,381	13,766	12,987
Professional services	5,393	5,019	20,240	20,459
Total cost of revenue	14,916	12,131	53,231	50,746

Gross profit	$78,097	$61,887	$271,879	$219,905

Operating expenses:
Research and development	21,751	19,734	84,386	80,620
Sales and marketing	29,594	23,669	110,813	97,387
General and administrative	11,753	8,810	43,443	40,854
Total operating expenses	$63,098	$52,213	$238,642	$218,861

Operating income	$14,999	$9,674	$33,237	$1,044
Financial (expense) income, net	(27,344)	(572)	(108,800)	119,716
(Loss) income before tax	(12,345)	9,102	(75,563)	120,760
Tax expense (income)	2,302	2,024	5,537	(45)
Net (loss) income	$(14,647)	$7,078	$(81,100)	$120,805

(Losses) earnings per share
Basic	$(0.08)	$0.04	$(0.43)	$0.64
Diluted	$(0.08)	$0.04	$(0.43)	$0.59

Weighted average shares outstanding
Basic	194,440,674	184,952,107	190,154,549	182,693,375
Diluted	194,440,674	192,786,615	190,154,549	195,393,558

Other comprehensive income:
Unrealized income (loss) on hedging transactions	1,311	1,194	1,252	(953)
Unrealized income (loss) on marketable securities	293	44	506	(502)
Currency translation adjustments	(946)	(133)	(1,039)	414
Total other comprehensive income (loss), net of tax	658	1,105	719	(1,041)
Total other comprehensive (loss) income	$(13,989)	$8,183	$(80,381)	$119,764

Cellebrite DI Ltd.

Condensed Consolidated Statements of Cash Flow

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022
Cash flow from operating activities:
Net (loss) income	$(14,647)	$7,078	$(81,100)	$120,805
Adjustments to reconcile net income to net cash provided by operating activities:
Share based compensation and RSU’s	5,060	3,787	18,998	13,708
Amortization of premium, discount and accrued interest on marketable securities	(308)	(225)	(1,106)	(372)
Depreciation and amortization	2,615	2,520	10,011	9,194
Interest income from short term deposits	(3,495)	(318)	(7,737)	(684)
Deferred tax assets, net	2,290	(61)	5,125	(2,392)
Remeasurement of warrant liability	9,785	375	34,102	(36,463)
Remeasurement of Restricted Sponsor Shares	6,975	1,381	29,715	(27,180)
Remeasurement of Price Adjustment Shares liabilities	14,155	1,211	55,531	(53,220)
(Increase) decrease in trade receivables	(7,067)	11,242	2,271	(12,885)
Increase in deferred revenue	22,247	18,953	46,114	38,966
Decrease (Increase) in other non-current assets	231	94	(5,610)	227
Increase in prepaid expenses and other current assets	(2,175)	(4,431)	(9,211)	(5,692)
Changes in operating lease assets	224	4,667	4,362	4,667
Changes in operating lease liability	330	(5,955)	(4,196)	(5,955)
Decrease (increase) in inventories	1,281	(812)	243	(3,680)
Increase (decrease) in trade payables	321	(895)	3,691	(5,471)
Decrease (increase) in other accounts payable and accrued expenses	5,571	(2,060)	734	(8,853)
Increase (decrease) in other long-term liabilities	435	(808)	121	(4,143)
Net cash provided by operating activities	$43,828	$35,743	$102,058	$20,577

Cash flows from investing activities:

Purchases of property and equipment	(2,260)	(1,391)	(5,231)	(6,897)
Purchase of Intangible assets	(2,687)	(1,788)	(2,687)	(2,188)
Investment in marketable securities	(13,312)	(9,253)	(55,317)	(89,364)
Proceeds from maturity of marketable securities	12,279	7,445	56,336	22,277
Investment in short term deposits	(25,000)	(51,000)	(89,000)	(76,000)
Redemption of short term deposits	34,141	18,544	73,359	60,941
Net cash provided by (used in) investing activities	$3,161	$(37,443)	$(22,540)	$(91,231)

Cash flows from financing activities:

Exercise of options to shares	3,827	1,327	19,142	12,628
Proceeds from Employee Share Purchase Plan, net	703	657	2,623	1,337
Exercise of public warrants	—	—	—	5
Net cash provided by financing activities	$4,530	$1,984	$21,765	$13,970

Net increase (decrease) in cash and cash equivalents	51,519	284	101,283	(56,684)
Net effect of Currency Translation on cash and cash equivalents	932	2,795	589	(1,644)
Cash and cash equivalents at beginning of period	137,066	84,566	87,645	145,973
Cash and cash equivalents at end of period	$189,517	$87,645	$189,517	$87,645

Supplemental cash flow information:
Income taxes paid	$847	$3,727	$10,047	$9,053
Non-cash activities
Purchase of Intangible assets	$—	$493	$—	$664

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenues	$14,916	$12,131	$53,231	$50,746
Less:
Share based compensation	498	345	1,733	1,284
Acquisition related costs	13	—	52	—
Non-GAAP cost of revenues	$14,405	$11,786	$51,446	$49,462

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$78,097	$61,887	$271,879	$219,905
Share based compensation	498	345	1,733	1,284
Acquisition related costs	13	—	52	—
Non-GAAP gross profit	$78,608	$62,232	$273,664	$221,189

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$63,098	$52,213	$238,642	$218,861
Less:
Issuance expenses	—	—	(345)	—
Share based compensation	4,562	3,442	17,265	12,424
Amortization of intangible assets	871	834	3,347	2,826
Acquisition related costs	39	133	(7)	1,960
Non-GAAP operating expenses	$57,626	$47,804	$218,382	$201,651

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Unaudited
Operating income	$14,999	$9,674	$33,237	$1,044
Issuance expenses	—	—	(345)	—
Share based compensation	5,060	3,787	18,998	13,708
Amortization of intangible assets	871	834	3,347	2,826
Acquisition related costs	52	133	45	1,960
Non-GAAP operating income	$20,982	$14,428	$55,282	$19,538

Cellebrite DI Ltd.

Reconciliation of GAAP to Non-GAAP Financial Information

(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Unaudited

Net (loss) income	$(14,647)	$7,078	$(81,100)	$120,805
One time tax income	—	—	—	(2,368)
Issuance expenses	—	—	(345)	—
Share based compensation	5,060	3,787	18,998	13,708
Amortization of intangible assets	871	834	3,347	2,826
Acquisition related costs	52	133	45	1,960
Tax (income) expense	(252)	516	633	(384)
Finance expense (income) from financial derivatives	30,915	2,967	119,348	(116,863)
Non-GAAP net income	$21,999	$15,315	$60,926	$19,684

Non-GAAP Earnings per share:
Basic	$0.12	$0.08	$0.31	$0.10
Diluted	$0.11	$0.08	$0.28	$0.10

Weighted average shares outstanding:
Basic	194,440,674	184,952,107	190,154,549	182,693,375
Diluted	207,110,826	192,786,615	206,194,081	195,393,558

	For the three months ended		For the year ended
	December 31,		December 31,
	2023	2022	2023	2022
	Unaudited	Unaudited	Unaudited	Unaudited

Net (loss) income	$(14,647)	$7,078	$(81,100)	$120,805
Financial expense (income), net	27,344	572	108,800	(119,716)
Tax expense (income)	2,302	2,024	5,537	(45)
Issuance expenses	—	—	(345)	—
Share based compensation	5,060	3,787	18,998	13,708
Amortization of intangible assets	871	834	3,347	2,826
Acquisition related costs	52	133	45	1,960
Depreciation expenses	1,744	1,686	6,664	6,368
Adjusted EBITDA	$22,726	$16,114	$61,946	$25,906